UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

TELVENT GIT, S.A.

(Name of Subject Company (Issuer))

SCHNEIDER ELECTRIC ESPAÑA, S.A.U.

(Offeror)

an indirect wholly owned subsidiary of

SCHNEIDER ELECTRIC SA

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Ordinary Shares, € 3.00505 nominal value per share

(Title of Class of Securities)

E90215109

(CUSIP Number of Class of Securities)

Peter Wexler

General Counsel and Senior Vice President

Schneider Electric SA

35 rue Joseph Monier

92500 Rueil Malmaison – France

Telephone: +33 (0) 1 41 29 70 00

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:

Paul S. Bird, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Telephone: (212) 909-6000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$1,363,766,360	$158,333.27

(1)	The transaction valuation is an estimate calculated solely for purposes of calculating the amount of the filing fee The transaction valuation was calculated by multiplying the offer price of $40.00 per share (the “Offer Price”) by 34,094,159, the number of authorized and issued ordinary shares, € 3.00505 nominal value per share (“Shares”), of Telvent GIT, S.A. (“Telvent”).
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2011, issued April 30, 2010, by multiplying the transaction valuation by .00011610.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $158,333.27	Filing Party: Schneider Electric SA
Form or Registration No.: SC TO-T	Date Filed: June 21, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the U.S. Securities Exchange Commission on June 21, 2011, as amended and supplemented by Amendment No. 1 filed on July 1, 2011, by Schneider Electric España, S.A.U., a sociedad anónima unipersonal organized under the laws of the Kingdom of Spain (“Offeror”) and an indirect wholly owned subsidiary of Schneider Electric SA, a société anonyme organized under the laws of the Republic of France (“Schneider Electric”) and Schneider Electric, relating to the offer by Offeror to purchase all of the authorized and issued ordinary shares, € 3.00505 nominal value per share (each, a “Share” and, collectively, the “Shares”), of Telvent GIT, S.A., a sociedad anónima organized under the laws of the Kingdom of Spain (“Telvent”), at a purchase price of $40.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 21, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO.

The information in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, and the related Letter of Transmittal is incorporated in this Amendment No. 2 by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 2.

Items 1 through 9 and 11

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent Items 1 through 9 and 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

The fifth paragraph of Section 1 – “Terms of the Offer” of the Offer to Purchase is hereby amended and restated as follows:

“We expressly reserve the right to waive, in whole or in part, at any time prior to the acceptance of Shares for payment (except with respect to those conditions subject to governmental approvals or applicable law, which conditions may be asserted at any time) in our sole discretion, any of the conditions to the Offer set forth in Section 15—“Conditions of the Offer” and to make any change in the terms of or other conditions to the Offer; provided that Telvent’s consent is required for Offeror to, subject to applicable law, (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) waive or amend the Minimum Condition, (iv) add to the conditions to the Offer or amend or modify any condition to the Offer in a manner adverse to Telvent’s shareholders, (v) extend or otherwise change the Expiration Time other than as required or permitted by the Transaction Agreement, (vi) change the form of consideration payable in the Offer, or (vii) otherwise amend, modify or supplement any the terms of the Offer in a manner adverse to the shareholders of Telvent.”

The final sentence of the first paragraph of Section 7 – “Information Concerning Telvent” of the Offer to Purchase is hereby amended and restated as follows:

“However, none of Schneider Electric, Offeror or any of their respective affiliates or advisors, including the Dealer Manager, the Information Agent and the Depositary, have independently verified the accuracy or completeness of the information concerning Telvent, whether furnished by Telvent or contained in such documents or records, and therefore cannot confirm or comment upon the reliability of such information.”

The second paragraph of Section 15 – “Conditions of the Offer” of the Offer to Purchase is hereby amended and restated as follows:

“The foregoing conditions are for the sole benefit of Schneider Electric and Offeror, may be asserted by Schneider Electric or Offeror, regardless of the circumstances giving rise to any such conditions, and, subject to the terms of the Transaction Agreement, may be waived by Schneider Electric or Offeror, in whole or in part, at any time prior to the acceptance of Shares for payment (except with respect to those conditions subject to governmental approvals or applicable law, which conditions may be asserted at any time) in the sole discretion of Schneider Electric or Offeror, and the failure or delay by Schneider Electric or Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right will be deemed an ongoing right. Without limiting the foregoing, if the Transaction Agreement has been terminated prior to any then-scheduled Expiration Time, Schneider Electric and Offeror may waive prior to the acceptance of Shares for payment, in their sole discretion, the above-described condition with respect to the termination of the Transaction Agreement and, assuming all other conditions to the Offer have been satisfied (or, in our sole discretion to the extent permitted, waived) prior to the acceptance of Shares for payment, Offeror may accept for payment and pay for all tendered Shares (including the Shares tendered pursuant to the Irrevocable Undertaking Agreements).”

Section 15 – “Conditions of the Offer” of the Offer to Purchase is hereby amended and supplemented by adding the following as a new paragraph immediately following the second paragraph of Section 15 – “Conditions of the Offer” of the Offer to Purchase:

“As in the case of all contract terms, any position taken by Offeror and/or Schneider Electricwith respect to the satisfaction of a condition to the Offer may be subject to the review of courts of competent jurisdiction under applicable law.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2011

SCHNEIDER ELECTRIC SA

By:	/s/ Peter Wexler
Name: Peter Wexler
Title: Senior Vice President & General Counsel

SCHNEIDER ELECTRIC ESPAÑA, S.A.U.

By:	/s/ Elena González-Anta
Name: Elena González-Anta
Title: Chief Legal Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated June 21, 2011.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Press Release Issued by Schneider Electric SA, dated June 1, 2011, (incorporated in this Schedule TO by reference to Exhibit 99.1 of the Schedule TO-C filed by Offeror and Schneider Electric SA on June 1, 2011).

(a)(5)(B)	Schneider Electric SA presentation for investor/analyst conference call, dated June 1, 2011 (incorporated in this Schedule TO by reference to Exhibit 99.2 of the Schedule TO-C filed by Offeror and Schneider Electric SA on June 1, 2011).

(a)(5)(C)	Transcript of Schneider Electric SA Investor and Analyst Conference Call held on June 1, 2011 (incorporated in this Schedule TO by reference to Exhibit 99.2 of the Schedule TO-C filed by Offeror and Schneider Electric SA on June 2, 2011).

(a)(5)(D)	Form of Summary Advertisement as published on June 21, 2011 in The Wall Street Journal. *

(a)(5)(E)	Press Release Issued by Schneider Electric SA, dated June 30, 2011. **

(d)(1)	Transaction Agreement, dated as of May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U. and Telvent GIT, S.A (incorporated in this Schedule TO by reference to Exhibit 4.1 to the Schedule 13D filed by Offeror and Schneider Electric SA on June 10, 2011).

(d)(2)	Irrevocable Undertaking Agreement, dated May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U. , Abengoa, S.A., Siema, A.G. and Telvent Corporation, S.L. (incorporated in this Schedule TO by reference to Exhibit 4.2 to the Schedule 13D filed by Offeror and Schneider Electric SA on June 10, 2011).

(d)(3)	Irrevocable Undertaking Agreement, dated May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U., and Mr. Ignacio González Dominguez (incorporated in this Schedule TO by reference to Exhibit 4.3 to the Schedule 13D filed by Offeror and Schneider Electric SA on June 10, 2011).

(d)(4)	Irrevocable Undertaking Agreement, dated May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U., and Mr. Manuel Sánchez Ortega (incorporated in this Schedule

*	Previously filed with the Schedule TO on June 21, 2011.
**	Previously filed with Amendment No. 1 to the Schedule TO on July 1, 2011.

TO by reference to Exhibit 4.4 to the Schedule 13D filed by Offeror and Schneider Electric SA on June 10, 2011).

(g)	Not applicable.

(h)	Not applicable.